Exhibit 99.1

Northern Dynasty: Pebble Partnership asks Court to enforce speedy action by the EPA in its response to defendant’s motion for Remand with Vacatur

Arguments presented echo concerns raised by the State of Alaska regarding the EPA’s previous slow actions on making a decision

October 13, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") advises that its 100%-owned, U.S.-based Pebble Limited Partnership (“Pebble Partnership”) has filed a motion which requests the Court set a schedule requiring the U.S. Environmental Protection Agency (“EPA”) to make a prompt decision to either withdraw or finalize a decision on the 2014 Proposed Determination.

“Recall that the 2014 Proposed Determination by the EPA was pending for five years before finally being withdrawn in 2019, and now, two years later, the Proposed Determination is being resurrected,” said Ronald Thiessen, President and CEO of Northern Dynasty. “As the State of Alaska noted in its motion, ‘The EPA should not be allowed to remand the Proposed Determination into administrative no-mans-land for indefinite proceedings for an indefinite time…’ We, too, believe the imposition of a schedule by the Court is necessary to ensure that the EPA does not let the Proposed Determination languish, and therefore attempt to regulate by inaction.”

“If they decide to proceed with their Proposed Determination, then we will again pursue a legal challenge, and with the strong administrative record of the overwhelmingly positive Final Environmental Impact Statement of 2020, and the Proposed Determination which is not supported by an adequate record, we believe we will win. If they decide to abandon this unheralded abuse of power and instead apply a science and fact-based process, free from political interference, then they should uphold the EPA withdrawal. Either way, they must decide in a timely basis, because we believe that a prompt decision is required by due process,” Mr. Thiessen added.

On this issue the State of Alaska responded to the Federal Court in Alaska similarly, agreeing to the remand only on the basis that the EPA agree to a court-imposed schedule for either vacating the 2014 Proposed Determination or finalizing it.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

U.S. Media Contact:
Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the U.S. Army Corps of Engineers and the ability of the Pebble Project to secure all required federal and state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential addition of partners in the Pebble Project, (x) the EPA’s Proposed Determination process under the CWA and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project and (xi) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2020, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.